UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Portola Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

737010108

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 737010108	Page 2 of 6

1.	Names of Reporting Persons Temasek Holdings (Private) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Republic of Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,793,376*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,793,376*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,793,376*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.2%**
12.	Type of Reporting Person (See instructions) HC

*	See Item 4 of Schedule.
**

Based on 77,819,156 shares of common stock, par value $0.001 per share (“Shares”) outstanding as of November 1, 2019, as reported in Portola Pharmaceuticals, Inc.’s (the “Issuer”) Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 5, 2019.

CUSIP No. 737010108	Page 3 of 6

Item 1.

(a)	Name of Issuer:

Portola Pharmaceuticals, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

270 E. Grand Avenue

South San Francisco, CA 94080

Item 2.

(a)	Name of Person Filing:

Temasek Holdings (Private) Limited (“Temasek Holdings”)

(b)	Address of the Principal Business Office or, if None, Residence:

60B Orchard Road

#06-18 Tower 2

The Atrium@Orchard

Singapore 238891

(c)	Citizenship:

Republic of Singapore

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share.

(e)	CUSIP Number:

737010108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of December 31, 2019, Maxwell (Mauritius) Pte Ltd (“Maxwell”) directly and beneficially owned 3,752,776 Shares, V-Sciences Investments Pte Ltd (“V-Sciences”) directly and beneficially owned 750,000 Shares and Aranda Investments Pte. Ltd. (“Aranda”) directly and beneficially owned 290,600 Shares.

Maxwell is wholly-owned by Cairnhill Investments (Mauritius) Pte Ltd (“Cairnhill”), which in turn is wholly-owned by Fullerton Management Pte Ltd (“FMPL”), which in turn is wholly-owned by Temasek Holdings. V-Sciences is wholly-owned by Temasek Life Sciences Private Limited (“Temasek Life Sciences”), which in turn is wholly-owned by FMPL. Aranda is wholly-owned by Seletar Investments Pte. Ltd. (“Seletar”), which in turn is wholly-owned by Temasek Capital (Private) Limited (“Temasek Capital”), which in turn is wholly-owned by Temasek Holdings.

CUSIP No. 737010108	Page 4 of 6

Therefore, Cairnhill may be deemed to beneficially own the Shares directly owned by Maxwell; Temasek Life Sciences may be deemed to beneficially own the Shares directly owned by V-Sciences; each of Seletar and Temasek Capital may be deemed to beneficially own the Shares directly owned by Aranda; FMPL may be deemed to beneficially own the Shares beneficially owned by Cairnhill and Temasek Life Sciences collectively; and Temasek Holdings may be deemed to beneficially own the Shares beneficially owned by Temasek Capital and FMPL collectively.

Accordingly, as of December 31, 2019, Temasek Holdings may be deemed to have beneficially owned the 4,793,376 Shares beneficially owned by FMPL and Temasek Capital collectively.

(b)	Percent of class:

As of December 31, 2019, the Shares that may be deemed to have been beneficially owned by Temasek Holdings constituted approximately 6.2% of the Shares outstanding.

Percentage calculations are based on 77,819,156 shares outstanding as of November 1, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 5, 2019.

(c)	Number of shares as to which the person has:

With respect to the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of, the Shares, please see Item 4(a) above regarding qualifications as to beneficial ownership.

As of December 31, 2019:

(i)	Sole power to vote or to direct the vote

0

(ii)	Shared power to vote or to direct the vote

4,793,376

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

4,793,376

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

CUSIP No. 737010108	Page 5 of 6

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 737010108	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2020

TEMASEK HOLDINGS (PRIVATE) LIMITED

	By:	/s/ Andrew Ang Lye Whatt
Name: Andrew Ang Lye Whatt
Title: Authorised Signatory